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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*

                              CERUS CORPORATION
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                              (Name of Issuer)

                    COMMON SHARES $0.001 PAR VALUE PER SHARE
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                       (Title of Class of Securities)

                                  157085 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Charles W. Thurman
                            BAXTER INTERNATIONAL INC.
                                       and
                           SUBSIDIARIES PENSION TRUST
                               One Baxter Parkway
                            Deerfield, Illinois 60015
                                 (847) 948-2403
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 16, 2003
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)
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CUSIP NO. 157085 10 1
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

            BAXTER INTERNATIONAL INC. and SUBSIDIARIES PENSION TRUST
                      Tax Identification Number 04-3259740
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
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  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        Massachusetts
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     Number of             5.      Sole Voting Power

      Shares                       2,300,000
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      -0-
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     2,300,000
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   -0-
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        2,300,000
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        10.4%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        EP
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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
This Schedule 13G relates to the holdings of Baxter International Inc. and Subsidiaries Pension Trust, a trust organized under the laws of Massachusetts ("Holder") of common stock, $0.001 par value per share ("Common Stock") of Cerus Corporation, a Delaware corporation (the "Company"). This Schedule 13G amends and restates the Holder's Schedule 13D dated June 29, 2001 relating to its holdings of Common Stock of the Company.



ITEM 1(a)         NAME OF ISSUER:  Cerus Corporation

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  2411 Stanwell Drive
                  Concord, CA  94520.

ITEM 2(a) NAME OF PERSON FILING: Baxter International Inc. and Subsidiaries Pension Trust

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  One Baxter Parkway
                  Deerfield IL  60015

ITEM 2(c)         CITIZENSHIP:  Massachusetts

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:
                  Common Shares $0.001 Par Value Per Share

ITEM 2(e)         CUSIP NUMBER:  157805 10 1

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filling is a:

                  (a)      |_| Broker or dealer registered under Section 15
                               of the Exchange Act.

                  (b)      |_| Bank as defined in Section 3(a)(6) of the
                               Exchange Act.

                  (c)      |_| Insurance company as defined in Section 3(a)(19)
                               of the Exchange Act.

                  (d)      |_| Investment company registered under Section 8
                               of the Investment Company Act.

                  (e)      |_| An investment adviser in accordance with
                               Rule 13d-1(b)(1)(ii)(E);

                  (f)      |X| An employee benefit plan or endowment fund in
                               accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)      |_| A parent holding company or control person in
                               accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h)      |_| A savings association as defined in Section 3(b)
                               of the Federal Deposit Insurance Act;

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

                  (i)      |_| A church plan that is excluded from the
                               definition of an investment company under
                               Section 3(c)(14) of the Investment Company Act;

                  (j)      |_| Group, in accordance with
                               Rule 13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned:  2,300,000 shares

         (b)   Percent of class:  10.4%

         (c)   Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote:  2,300,000.

               (ii)  Shared power to vote or to direct the vote:  0.

               (iii) Sole power to dispose or to direct the disposition of:
                        2,300,000.

               (iv)  Shared power to dispose or to direct the disposition of: 0.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned trust certifies that the information set forth in this Statement is true, complete and correct.

Dated:  December 16, 2003



                                               BAXTER INTERNATIONAL INC. and
                                               SUBSIDIARIES PENSION TRUST


                                               By: /s/ Charles W. Thurman
                                                   ----------------------
                                                   Charles W. Thurman for
                                                   Its Investment Committee



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